

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3628

February 5, 2010

**Via Facsimile (650) 473-2601 and U.S. Mail**

Paul Sieben, Esq.
O'Melveny & Myers LLP
2765 Sand Hill Road
Menlo Park, CA  94025

> **Re:**  **Authentec, Inc.**
> **Form 425 filed January 29, 2010 by UPEK, Inc.**
> **File No. 001-33552**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 29, 2010 by UPEK, Inc.**
> **File No. 001-33552**

Dear Mr. Sieben:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**Form 425**

1.  Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.  Please provide us supplemental support for the following:

- The comment attributed to Mr. Black in the press release issued on January 29, 2010.
- The statements included in the last two paragraphs of the second page of the letter from Mr. Black to Mr. Moody and Mr. Grady also on January 29, 2010.

## Preliminary Schedule 14A

2.      We note that your solicitation is related to a planned subsequent solicitation to remove the entire board of directors of Authentec followed by a reconsideration by the reconstituted Authentec board of directors of your merger proposal.  We also note that your ability to call a special meeting of Authentec security holders depends on obtaining the consents of holders of 10% of all shares entitled to cast votes at the special meeting.  Please revise your disclosure to describe the terms of your offer to Authentec as well as the background of any negotiations between the companies and the background of your possible nominees for directors.  Refer to Rule 14a-9.  In addition, please tell us what consideration you have given to including financial statement disclosure in this proxy statement.

3.      Please provide the disclosure required by Items 1(c) and 5(b)(1)(vi) of Schedule 14A.

### Cover Letter

4.      Please explain in the cover letter why you believe that the merger proposal "offers significant benefits to the stockholders of both UPEK and the Company."

5.      Please clarify the apparent inconsistency between the third paragraph in this cover letter, in which you state the proposals "among other things" for which you will solicit proxies at the special meeting, and in page 1, in which you list the proposals you expect to present at the special meeting without reference to "other things."

6.      Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  Provide us supplementally the factual foundation for such assertions.  In this regard, note that the factual foundation for such assertions must be reasonable.  Refer to Rule 14a-9.  Please provide us supplementally the factual foundation for the statements that the Authentec board "will not provide assurance that the interests of the stockholders are being sufficiently taken into account with respect to the Merger Proposal" and that a future board will give a UPEK business combination proposal a "full and fair consideration" (implying the current Authentec board has not done so).

7.      Refer to the first paragraph on page 2 of the cover letter.  Revise your disclosure to clarify that if you obtain the authority to call a special meeting, depending on the support your current solicitation receives such authority may not necessarily be reflective of the Authentec security holders wish to consider either the removal of the current board or of a UPEK business combination proposal.

Our Reasons for Calling the Special Meeting, page 1

8.      Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.  Please provide us supplemental support for each sentence in the first paragraph of this section.

Our Plans for the Special Meeting, page 1

9.      We note that if your nominees are elected, they will constitute the entirety of the board.  Please tell us, with a view towards revised disclosure, whether this would effect a change of control under any agreement to which the company is party and, if so, the potential effect of such a determination.

10.     Disclose that approval of the proposal to repeal recently adopted bylaws may also result in the repeal of additional bylaws or amendments that may be aligned with security holder interests.

Certain Information Concerning UPEK, page 4

11.     Please tell us why you need to qualify your disclosure in the fifth paragraph or remove the knowledge qualifier.

Solicitation Expenses and Procedures, page 5

12.     We note that you may employ various methods to solicit proxies, including mail, courier service, advertisement, telephone, facsimile, email or through postings of materials on websites, and in person.  Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

13.     Please tell us whether solicitation of proxies via the Internet will include solicitations via internet chat rooms, and tell us which websites you plan to utilize.

Annex A

14.     Please revise your disclosure to state that UPEK and its directors, officers and
        employees <u>are</u> participants in the solicitation, instead of stating that each person
        <u>may be deemed</u> a participant.  Refer to Instruction 3 to Item 4 of Schedule 14A.

Form of Proxy Card

15.     Please revise the highlighted language in clause 2 to clarify that the consent given
        in this instance will not be used to vote any shares at the Special Meeting or <u>at
        any other shareholders meeting</u>.

Closing Comments

        Please amend the preliminary proxy statement in response to these comments.
Clearly and precisely mark the changes to the preliminary proxy statement effected by
the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T.  We may
have further comments upon receipt of your amendment; therefore, please allow adequate
time after the filing of the amendment for further staff review.

        You should furnish a response letter with the amendment keying your responses
to our comment letter and providing any supplemental information we have requested.
You should transmit the letter via EDGAR under the label "CORRESP."  In the event
that you believe that compliance with any of the above comments is inappropriate,
provide a basis for such belief to the staff in the response letter.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision.  Since the filing persons are in
possession of all facts relating to their disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the filing persons acknowledging that:

   •    The filing persons are responsible for the adequacy and accuracy of the
        disclosure in the filing;

   •    staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing;
        and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,


Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions